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October 29, 2014

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Closed-End Fund Advisors Select BDC Trust, Series 1 (the “Fund”)
(File No. 333-198684) (CIK 1618806)

Ms. Dubey:

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is Amendment No. 1 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund. The Fund is a unit investment trust. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on September 11, 2014. We received comments from the staff of the Commission in a letter from Anu Dubey on October 10, 2014 requesting that we make certain changes to the Registration Statement. Those comments were discussed in subsequent telephone conversations between Ms. Dubey and Matthew T. Wirig on October 22, 2014. We have addressed those comments herein and the prospectus has been revised in accordance with the comments of the staff.

The following are our responses to the staff’s comments:

Comment 1

The comment requested that we refer to the underlying closed-end funds that the Fund will invest in as Business Development Companies (“BDCs”) throughout the prospectus. We have revised the prospectus throughout in accordance with the staff’s comment.

Comment 2

The comment requested that we add more detailed disclosure to describe BDCs on page A-3 under “Investment Summary—Strategy of Portfolio Selection”. In accordance with the staff’s comment, we have added disclosure regarding the requirement that BDCs have at least 70% of their investments in certain eligible assets and provide significant managerial assistance to issuers of the companies in their portfolios.

Comment 3

The comment requested that we add disclosure that the Fund will invest, under normal circumstances, at least 80% of the value of the Fund’s net assets, “plus the amount of any borrowings for investment purposes”. As discussed with Ms. Dubey, unit investment trusts generally cannot employ leverage so we believe that the “plus the amount of any borrowings for investment purposes” language is unnecessary and may cause unnecessary confusion. The comment also requested that we explain the regulatory basis for the Fund to invest in BDCs beyond the limits of Sections 12(d)(1)(A) and (B) of the Investment Company Act of 1940 (the

“1940 Act”). The Fund has received exemptive relief that allows it to invest in other investment companies in excess of the limits imposed by Sections 12(d)(1)(A), (B) and (C) of the 1940 Act. See Hennion & Walsh, Inc. and Smart Trust, Investment Company Act Rel. Nos. 30092 (May 31, 2012) (notice) and 30122 (June 26, 2012) (order).

Comment 4

The comment requested that we revise the 80% Policy disclosed on page A-3 of the prospectus to reflect that the Fund will be investing at least 80% of its assets in common stock of BDCs. We have added disclosure to page A-3 in accordance with the staff’s comment.

Comment 5

The comment requested that we add disclosure of the following risk considerations: (1) the volatility of the common stock of BDCs; (2) that the leverage limits applicable to BDCs under the 1940 Act are higher than the leverage limits applicable to other registered investment companies; and (3) that BDCs typically charge higher fees than other registered investment companies under “Investment Summary—Principal Risk Considerations” in the prospectus. We have added disclosure in accordance with the staff’s comment.

Comment 6

The comment requested that we add disclosure to page A-3 of the prospectus under “Investment Summary—Strategy of Portfolio Selection” stating that the Fund may invest in companies with smaller market capitalizations and high-yield debt obligations, or “junk bonds”. We have added this disclosure in accordance with the staff’s comment.

Comment 7

The comment requested that we revise the footnotes to the “Fee Table” in the prospectus so that the number of asterisks in the footnotes correspond to the number of asterisks in the footnote references contained in the Fee Table itself. As discussed with Ms. Dubey, the number of asterisks in the Fee Table itself correctly correspond to the asterisks in the footnotes.

Comment 8

The comment requested that on page B-1 of the prospectus we add disclosure to indicate that the common stock that the Sponsor deposited with the Trustee is common stock of closed-end investment companies that have elected to be treated as BDCs. We have added disclosure in accordance with the staff’s comment.

Comment 9

The comment requested that we reconcile the investment objective disclosures on pages A-3 and B-2 of the prospectus. We have reconciled those disclosures in accordance with the staff’s comment.

The staff also requested that the registrant represent in writing that that it will not use the staff’s comment process as a defense in any securities related litigation against it (i.e., a “Tandy”

letter).  The Sponsor will include a Tandy letter with the final pricing amendment filing of the Registration Statement. We have been advised that the Sponsor proposes to deposit securities and to activate the subject Fund on or about November 4, 2014. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the Sponsor that the Registration Statement be made effective. If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

Chapman and Cutler LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson